700 Louisiana Street Suite 3700 Houston, Texas 77002-2797 (713) 225-2300
fax (713) 225-2340
Writer’s direct phone	www.seyfarth.com
(713) 225-1337

Writer’s e-mail
mcoffin@seyfarth.com

October 3, 2008

VIA FEDERAL EXPRESS AND EDGAR

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

One Station Place

100 F St. NE

Washington, D.C. 20549-7010

Re:          BPZ Resources, Inc.
Registration Statement on Form S-3
Filed September 11, 2008
File Number 333-153427

Dear Ms. Parker:

Set forth below are the responses of BPZ Resources, Inc. (the “Company”) to the comments contained in your letter dated September 30, 2008 regarding the Company’s above referenced filings.  For your convenience, we have repeated in bold type the comments exactly as set forth in the September 30, 2008 letter.  The Company’s response to each comment and request is set forth immediately below the text of the applicable comment or request.

Selling Security Holder, Page 13

1.             Please disclose whether the selling security holder is a registered broker-dealer or affiliate of a registered broker-dealer.  If you determine that the selling security holder is registered broker-dealer, please revise your disclosure to indicate that such selling security holder is an underwriter, unless such selling security holder received its securities as compensation for investment banking services.  If the selling security holder is an affiliate of a registered broker-dealer, please disclose, if true, that such selling security holder purchased or acquired its shares in the ordinary course of business and at the time of the purchase or acquisition, did not have any arrangements or understandings with any party to distribute the securities.  If not, you must indicate that such selling security holder is an underwriter.

Response

In response to this comment, the Company will add the following sentence to footnote 1 of the selling security holder table:

The IFC is not a registered broker-dealer or the affiliate of a registered broker-dealer.

Signatures, Page II-4

2.             Pursuant to the Instructions to Form S-3, please have the registration statement signed by the controller or principal accounting officer of the registrant.

In response to this comment, the Company advises the Staff that Mr. Edward G. Caminos, Chief Financial Officer of the Company, is the principal financial officer and the principal accounting officer of the Company.  The Company will add the following after Mr. Caminos’ title on the signature page of the registration statement: (Principal Accounting and Financial Officer).

We appreciate your consideration of this response letter.  If you have further questions or comments, please contact the undersigned at (713) 225-1337.

Very truly yours,

SEYFARTH SHAW LLP

/s/ Mark W. Coffin

Mark W. Coffin

cc:	Ms. Tracey L. McNeil
United States Securities and Exchange Commission

Mr. Manuel Zúñiga Pflücker
Mr. Edward G. Caminos
BPZ Resources, Inc.